October 4, 2018

Brady K. Long
Executive Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

       Re: Transocean Ltd.
           Registration Statement on Form S-4
           Filed September 24, 2018
           File No. 333-227487

Dear Mr. Long:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Zach Cochran, Esq.